Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

  PRESS RELEASE

Denison Announces Successful Procurement of
2.5 Million Lbs U3O8 as Part of Project Finance Initiative

Toronto – April 1, 2021 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE American: DNN) is pleased to announce that it has successfully secured 2.5 million pounds of uranium concentrates (“Uranium” or “U3O8”), at a weighted average price of USD$29.61 per pound U3O8 and a total cost of approximately USD$74 million, as part of its previously announced project financing initiative in support of the future advancement and/or construction of the Company’s flagship 90% owned Wheeler River Uranium Project (“Wheeler River” or the “Project”). All purchases were made in the uranium spot market, with delivery dates ranging from April 2021 to October 2021.

The purchased Uranium is expected to strengthen the Company’s balance sheet and enhance its ability to access future project financing, with the potential collateralization of the Uranium holdings. In addition, the purchased Uranium could provide the Company with increased flexibility to negotiate long-term Uranium supply arrangements with future customers. If a future decision is made to advance Wheeler River into construction, the Company could eventually market its physical Uranium investments to its future customers along with the mine production from Wheeler River.

David Cates, President and CEO of Denison, commented, “We’re pleased with the result of our recent uranium procurement process – having secured a significant quantity of material, to meet our target of 2.5 million pounds U3O8, at an average price of USD$29.61 per pound. This material was secured amidst a tightening market, which has seen the spot price of uranium rise approximately 15% within the month of March, in response to various new sources of demand.

Upon completion of our various commitments, Denison’s physical uranium holdings will represent a sizeable asset for the Company, with a current market value of approximately USD$78 million (CAD$98 million), which represents greater than one-third of the expected CAD$290 million (Denison’s share, from the 2018 Pre-Feasibility Study) of initial capital costs for Wheeler River. This investment in Uranium enhances the long-term financial stability of the company, as we advance towards a definitive development decision for the Project. More specifically, the Company’s Uranium holdings have the potential to de-risk the process of future project financing efforts by representing a meaningful source of collateral. Similarly, we expect that our future customers will value, as part of potential future discussions regarding off-take or long-term contracting arrangements, the fact that our Company will already have an established base of physical Uranium before achieving first production from Wheeler River.”

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé (“THT,” formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to: the commitments to purchase uranium; the strategic objectives of Denison, including the potential advancement of the Wheeler River project through project evaluation and de-risking to construction and production and the Company’s expectations regarding negotiating supply contracts with future customers; the potential benefits to Denison of holding physical uranium, including as financial de-risking, collateral and/or appreciation in value; Denison’s joint venture interests, and the continuation of its contracts with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the commitments to acquire uranium are subject to entering into formal purchase and sale agreements with the sellers of such uranium, and the parties could fail to agree to, and execute, such agreements; if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not be able to pursue its evaluation and environmental assessment activities necessary to advance the Wheeler River project, which could have significant impacts on Denison. In addition, the currently anticipated evaluation and environmental assessment activities may not be maintained after further testing or Denison may decide or otherwise be required to alter or discontinue testing, evaluation and development work, if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.) and the Company may not be able to, or may choose not to, proceed to a FS, construction or production for Wheeler River. Should a decision be made to advance to a FS, construction or production, the costs to Denison of doing so could materially exceed expectations as set forth in the Wheeler PFS. Should Wheeler River not proceed as currently anticipated, the potential benefits of holding physical uranium described herein, such as use as collateral, may never be realized. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 29, 2021 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.